Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-289926

Prospectus Supplement No. 9

(To Prospectus Dated September 25, 2025)

Robo.ai Inc.

Up to 295,145,910 Class B Ordinary Shares

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated September 25, 2025, which forms a part of our registration statement on Form F-1 (Registration No. 333-289926), as amended and supplemented, with the information contained in our current report on Form 6-K furnished with the U.S. Securities and Exchange Commission on February 10, 2026. The prospectus relates to the potential offer and sale from time to time by the selling securityholders named therein or their pledgees, donees, transferees, assignees, or other successors in interest (that receive any of the securities as a gift, distribution, or other non-sale related transfer) of up to 295,145,910 Class B ordinary shares, par value US$0.0001 per share, of Robo.ai Inc.

 This prospectus supplement updates and supplements the information in the prospectus and is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the prospectus and if there is any inconsistency between the information therein and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class B ordinary shares are listed on the Nasdaq Stock Market LLC, or Nasdaq, under the ticker symbol “AIIO.” On February 9, 2026, the closing price of our Class B ordinary shares on Nasdaq was US$0.1733.

We may further amend or supplement the prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus, this prospectus supplement, and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 17 of the prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 10, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41559

Robo.ai Inc.

(Registrant’s Name)

Meydan Grandstand, 6th floor

Meydan Road, Nad Al Sheba

Dubai

United Arab Emirates

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into a Joint Venture Agreement

Robo.ai Inc. (the “Company”) entered into a joint venture agreement dated as of February 9, 2026 through its indirectly wholly owned subsidiary, Robo.ai Investments L.L.C.-FZ, with DaBoss.AI Inc. in connection with a proposed establishment of joint venture under the laws of the United Arab Emirates to establish an Embodied AI Data Collection Center within the territories of the Gulf Cooperation Council. Robo.ai Investments L.L.C.-FZ is responsible for all non-technical infrastructure and operational support, while DaBoss.AI Inc. is responsible for all technical and commercial operations of the joint venture’s core function.

Pursuant to the joint venture agreement, the Company will beneficially own 51% of the joint venture and thus will consolidate its financial results under U.S. GAAP. Both parties agree that additional shareholders may participate in the joint venture based on strategic business and operational development needs. The joint venture is expected to be established within 60 days after the execution of the joint venture agreement. The board of directors of the joint venture will consist of five persons, three of whom will be appointed by Robo.ai Investments L.L.C.-FZ and two of whom will be appointed by DaBoss.AI Inc. The CEO of the joint venture company will be nominated by DaBoss.AI Inc., while the CFO will be nominated by Robo.ai Investments L.L.C.-FZ. Certain reserved matters require the approval of shareholders representing at least two-thirds of the voting rights or the affirmative vote of the director appointed by DaBoss.AI Inc.

The first major project planned by the joint venture will be the deployment of an initial distributed data collection network within the United Arab Emirates.

All business opportunities involving data collection and annotation services utilizing robotic terminals or robotic arms in physical location in the Gulf Cooperation Council region must be executed exclusively by the joint venture, and any party diverting this business will be subject to financial penalties. The joint venture will serve as the preferred provider for data collection outside of the Gulf Cooperation Council region. However, DaBoss.AI Inc. maintains the sole and absolute discretion to route global orders based on specific scenario requirements, technical standards, and cost-efficiency across various regions.

The joint venture agreement has a term of 10 years, which can be renewed by written mutual consent or terminated by the board of directors of the joint venture or otherwise pursuant to the terms of the joint venture agreement. The joint venture agreement provides for certain shareholder rights, such as buyout rights, liquidation rights, right of first refusal, and drag along rights.

1

EXHIBIT INDEX

Exhibit Number	Description
99.1	Joint Venture Agreement dated as of February 9, 2026 between Robo.ai Investments L.L.C.-FZ and DaBoss.AI Inc.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Robo.ai Inc.

Date: February 10, 2026	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer

3

Exhibit 99.1

JOINT VENTURE AGREEMENT

This Agreement is made effective as of 9 February 2026, by and between:

Robo.ai Investments L.L.C.-FZ, a Dubai incorporated company with its principal office in Meydan Grandstand, 6th floor, Meydan Road, Nad AI Sheba, Dubai, U.A.E. (hereinafter “Party A”), and

DaBoss.AI Inc., a United States incorporated company with address at 160 E Tasman, Suite 125 & 126, San Jose, CA 95134 (hereinafter referred to as “Party B”);

Party A and Party B are collectively referred to herein as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, Party A is a technology company based in the UAE, dedicated to developing a global AI-enabled robotics platform. The company aims to create a decentralized AI network for connecting AI terminals and promoting an intelligent future. Their focus includes integrating AI into smart devices and smart assets;

WHEREAS, Party B is an expert in data collection for Embodied Physical AI and the development of high-quality, region-specific “Physical Common Sense” datasets;

WHEREAS, the Parties desire to combine their respective expertise and resources to establish an Embodied AI Data Collection Center within the territories of the Gulf Cooperation Council (the “GCC”); and

WHEREAS, the Parties intend to incorporate a joint venture company under the laws of the United Arab Emirates to pursue the foregoing business objective.

WHEREAS, Party A requires control over the JV Company in order to consolidate JV Company’s financial statements in accordance with U.S. GAAP standards.

WHEREAS, the Parties acknowledge that Party B maintains a global data supply chain and shall retain authority over technical standards, data sovereignty, and business routing if required by regulatory or compliance purpose.

NOW, THEREFORE, in consideration of the mutual covenants, promises, and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1: ESTABLISHMENT OF THE JOINT VENTURE COMPANY

1.1	Formation. The Parties or their designated wholly owned subsidiaries shall, within sixty (60) days of the Effective Date, cause to be incorporated a private joint stock company or limited liability company (the “JV Company”) under the laws of the Emirate of Dubai, United Arab Emirates. The incorporation shall be managed by Party A as the local sponsor, with all costs and expenses related to the formation to be borne by the Parties contribution pro-rata to their respective shareholding percentages.

1.2	Roles and Responsibilities. Party A shall be responsible for all non-technical infrastructure and operational support, including providing and maintaining the premises and facilities, supplying necessary equipment, securing all required local business licenses and permits, and managing all government relations and regulatory compliance within the UAE. Party B shall be responsible for all technical and commercial operations of the JV Company’s core function. This includes providing the proprietary technology, designing and managing all data collection and annotation systems, executing technical workflows, and leading business development to secure customer orders and projects for the JV Company.

1.3	Share Capital and Ownership. The initial share capital shall be US$5,000. Party A shall hold 51% and Party B shall hold 49%.

Notwithstanding the shareholding percentages, the following Reserved Matters shall require the approval of shareholders representing at least two thirds of the voting rights, or the affirmative vote of the Director appointed by Party B:

(a)	Amendment of the business scope, core strategy, or Articles of Association;

(b)	Any increase/reduction of capital, equity dilution, or establishment of an option pool;

(c)	Licensing, transfer, or disposal of the JV Company’s core Intelligent Property (IP) or data assets;

(d)	Any related-party transactions;

(e)	Merger, division, dissolution, or bankruptcy filing of the JV Company.

1.4	Constitutional Documents. The Memorandum and Articles of Association (the “Articles”) of the JV Company shall be prepared in English. In the event of any conflict between the Articles and this Agreement, the terms of this Agreement shall prevail as between the Parties.

1.5	SUPERSEDING EFFECT -- This Agreement constitutes the entire understanding and agreement with respect to all aspects of the JV Company and replaces, supersedes, and terminates all prior written and verbal understandings, agreements, discussions, and acknowledgments (“Prior Agreements”). All purported rights and obligations under the Prior Agreements are hereby completely extinguished and fully replaced by the terms and conditions set forth herein.

1.6	Capital Contribution -- Future Funding.

Any additional capital infusion or recapitalization of the JV Company shall be subject to the approval of its Board in accordance with Section 3.3 of this Agreement.

1.7	Additional Shareholders—Future Opening.

Both parties agree to remain open to introducing a third party or parties as additional shareholders based on strategic business and operational development needs.

ARTICLE 2: PURPOSE AND BUSINESS SCOPE

2.1	Primary Objective. The primary purpose and business scope of the JV Company shall be to establish, own, and operate a neutral, high-standard Embodied Intelligence Data Collection Center (the “Center”) starting from UAE then further expand to GCC and broader international markets. The business shall encompass the following core strategic pillars:

(a)	Development of Region-Specific Datasets: Creating localized, high-fidelity “Physical Common Sense” datasets by capturing unique environmental factors (e.g., extreme climates, architecture, local attire) and human-robot interaction behaviors through a distributed collection platform.

(b)	Operation of Global Data Hub Operations: Establishing and managing a world-class, neutral data collection and annotation center in Dubai to serve global top-tier robotics Original Equipment Manufacturers (OEMs) and AI developers, ensuring data sovereignty and embedding Middle Eastern capital and scenarios into the global R&D chain.

(c)	Standard Setting and Certification: Partnering with local authorities and industry organizations to define and promote regional standards for robotics data quality, safety compliance, and multimodal synchronization, positioning the JV Company as the authoritative quality benchmark for the Middle East robotics industry.

2.2	Initial Project. The JV Company’s first major project (the “Initial Project”) shall be the deployment of an initial distributed data collection network within the UAE. The Parties anticipate that the Initial Project shall be fully operational and begin providing commercial data collection services within three (3) months of signing of this Agreement.

2.3	Mandatory Business Routing. All business opportunities involving data collection and annotation services utilizing robotic terminals or robotic arms in physical location within the GCC region MUST be executed solely by the JV Company; any Party diverting such business shall pay all revenue derived from such business to the JV Company as liquidated damages. For data collection in physical locations outside of the GCC region,the JV Company shall serve as a preferred service provider; however, Party B maintains the sole and absolute discretion to route global orders based on specific scenario requirements, technical standards, and cost-efficiency across various regions.

ARTICLE 3: CORPORATE GOVERNANCE and MANAGEMENT

3.1	Board of Directors. The Board shall consist of five (5) members: Party A shall appoint three (3) Directors; Party B shall appoint two (2) Directors.

The Chairman shall be appointed by Party A and may be changed and replaced at Party A’s so discretion at any time.

3.2 Executive Management.

(a)	CEO: The initial CEO shall be nominated by Party B, overseeing technical architecture and daily operations;

(b)	CFO: The CFO shall be nominated by Party A;

(c)	Financial Oversight: Any single expenditure exceeding US$100,000 requires the joint signature of the CFO and an authorized representative of Party B. Party B shall have real-time, read-only access to all financial systems.

3.3	Board Approval. Decisions require a simple majority, except for Reserved Matters (Section 1.3).

The following matters require the Board’s approval.

●	Approval and amendment of annual budget and business plan

●	Capital infusion, issuance and redemption of shares or other securities

●	Bank borrowings or debt issuance exceeding US$10 million or its equivalent

●	Appointment and dismissal of CEO and CFO

●	Annual executive and employee compensation and incentive plans

●	M&A, formation of joint ventures, and establishment of subsidiaries

●	Change in business scope and strategy

●	Related-party transaction exceeding US$100,000 or its equivalent

●	Initial public offering of the JV Company

●	Equity transfer to a third party not majority owned and controlled by either party

●	Any parental financial guarantees or parental performance guarantees

●	Bank signatories and other authority or spending authorization matrix

●	Bank borrowing, other indebtedness or incurrence of liability exceeding US$500,000 or its equivalent

●	Liquidation, dissolution, reorganization or bankruptcy filing

●	Appointment/dismissal of external auditors

●	Other matters that applicable laws and regulations require Board approval

3.4	Delegation.

All matters not included in the Section 3.3 hereinabove that require the approval of the Board are delegated to the CEO, who shall operate the business within the Board-approved budget and business plan, and report key KPIs to the Board quarterly.

ARTICLE 4: PROFIT DISTRIBUTION & LOSS ALLOCATION

4.1	Net annual profits shall be distributed pro-rata to shareholding percentages.

4.2	Loss Allocation. Losses shall be borne by the shareholders pro-rata to their shareholding percentages; provided that no shareholder shall be required to make additional capital contributions unless approved in accordance with Section 2.5.

4.3	Any profit distributions based on actual profit and subject to the Board approval shall occur within ninety (90) days following completion of the annual statutory audit.

4.4	Retained Earnings Policy

a)	Profit distributions pursuant to Article 4.1 shall be made only after:

i.	Provision has been made for all statutory reserves required under applicable law;

ii.	Payment in full of all taxes, duties, and other governmental charges payable by the JV Company;

iii.	Repayment of any outstanding indebtedness (other than ordinary course trade payables) due to third parties, unless otherwise agreed in writing by both Parties; and

iv.	Allocation of sufficient working capital to fund the approved annual business plan and budget for the following financial year, including any anticipated capital expenditures.

b)	The level of retained earnings to be maintained in the JV Company shall be determined annually by the Board in connection with the approval of the audited financial statements, and shall not be less than an amount equal to twelve (12) months’ forecast operating expenses and such additional amount as the Board reasonably determines is required to meet the JV Company’s business and financial obligations.

c)	Any retained earnings not required under paragraph (b) shall be distributed to the Parties in accordance with Article 4.1 within ninety (90) days following Board approval of the audited financial statements.

d)	The Parties agree that any decision to retain earnings in excess of the thresholds specified in paragraph (b) must be approved in writing by all Parties.

ARTICLE 5: CONFIDENTIALITY

5.1 Each Party undertakes that during or after the duration of this Agreement and three (3) years thereafter, and subject to the Parties’ rights to seek injunctive relief and other legal remedies in case of a breach of the confidentiality obligations hereunder, it shall use all reasonable endeavors to keep confidential (and to ensure that its officers, employees, agents and professional and other advisers keep confidential) any information:

a)	which it may have or acquire (whether before or after the date of this Agreement) in relation to the customers, business, engineering data, personnel data, customer data, commercial contracts and sales data, and any other information that shall enable one Party to have an advantage over the assets or affairs of the other Parties (or any entity belonging to the other Parties’ group); or

b)	which relates to the contents of this Agreement (or any Agreement or arrangement entered into pursuant to this Agreement)

5.2 Neither Party shall use for its own business purposes or disclose to any third party any such information (collectively the “Confidential Information”) without the consent of the other Parties.

5.3 All public announcements about the signing of this Agreement, the formation of the JV Company and ongoing transactions and business of the JV Company shall be approved by both parties in advance.

The obligation of confidentiality under paragraph 6.1 shall not apply to:

a)	the disclosure of information to the extent required to be disclosed by law, any stock exchange regulation or any binding judgment, order or requirement of any court or other competent authority, in such case the disclosing Party shall inform the other Parties prior to any disclosure in writing the details of the disclosure;

b)	information which is independently developed by the relevant Party or acquired from a third party to the extent that it is acquired with the right to disclose the same;

c)	the disclosure of information to any tax authority to the extent reasonably required for the purposes of the tax affairs of the Party concerned or any member of its group;

d)	the disclosure in confidence to a Party’s professional advisers of information reasonably required to be disclosed for a purpose reasonably incidental to this Agreement, to the extent any said party is previously bound to the same confidentiality obligations as set forth herein;

e)	information which becomes within the public domain; or

f)	any announcement mutually agreed between the Parties.

ARTICLE 6 – TERM AND TERMINATION

6.1 Unless terminated earlier as approved by the JV Company’s Board, this Agreement commences upon execution and continues for ten (10) years, renewable by mutual written consent.

6.2 Material breach, which shall mean an unauthorized disclosure that will cause or has caused business or financial damage or injury to the non-breaching party or the JV Company, by any of the Parties, unless cured within 90 days upon written notice, entitles the non-breaching Party to terminate forthwith and claim compensatory damages.

6.3 Buyout Rights

a)	If a Party (the “Breaching Party”) commits a Material Breach of this Agreement, becomes insolvent, enters into administration or liquidation (other than for the purposes of a bona fide solvent reorganization), or undergoes a change of control to a direct competitor of the other Parties, the non-breaching Party (the “Non-Breaching Party”) shall have the right, but not the obligation, to purchase the Breaching Party’s entire shareholding in the JV Company.

b)	The purchase price for such shares shall be determined as the Fair Market Value (“FMV”) of the Breaching Party’s shares as of the date of the triggering event, as determined by an independent, internationally recognized valuation firm jointly appointed by the Parties (or, failing agreement within 15 Business Days, appointed by the Chairman of the DIFC Courts).

c)	The FMV shall be adjusted downward by any damages, losses, or liabilities caused , by the breach or triggering event, as reasonably determined by the valuation firm.

d)	The Non-Breaching Party shall have 90 days from the determination of the FMV to complete the purchase.

6.4 Liquidation Rights

a)	Upon dissolution or liquidation of the JV Company for any reason, after payment of all debts and liabilities (including liquidation costs), the net remaining assets shall be distributed to the Parties in proportion to their respective shareholdings at the date of liquidation, subject to the provisions below.

b)	Distribution of Assets in Kind – Where assets cannot be sold or where both Parties agree to distribute assets in kind, priority shall be given to:

i.	Returning each Party’s contributed tangible assets or pre-existing intellectual property (if legally and practically possible) to the contributing Party;

c)	Any disputes regarding the allocation of assets shall be resolved in accordance with Article 8 (Governing Law and Dispute Resolution).

6.5 Tag-Along Rights/ Right of First Refusal

a)	If one Party proposes to sell more than 25% of its shareholding in the JV Company to a third party (the “Proposed Sale”) within the course of 24 months, it must first provide written notice to the other Parties, including full details of the purchaser, price, and terms. And the other Parties shall have a right of first refusal to purchase the offered shares on the same terms and conditions.

b)	The other Parties shall have the right (but not the obligation) to sell to the same purchaser, on the same terms and conditions, up to the same proportion of its shares as the selling Party is selling, by delivering written notice within 30 days of receipt of the Proposed Sale notice.

c)	The selling Party shall ensure that the purchaser agrees in writing to purchase such shares from the other Parties on the same terms.

6.6 Drag-Along Right.

a)	Trigger. If shareholders holding at least 66.67% of the voting rights of the JV Company (the “Dragging Shareholders”) approve a bona fide transaction that constitutes a Change of Control (defined below) (a “Drag-Along Notice”), the Dragging Shareholders may require all other shareholders (the “Dragged Shareholders”) to sell all of their shares in the JV Company to the proposed acquirer on the same terms and conditions.

b)	Change of Control. For purposes of this Section, “Change of Control” means any single transaction or series of related transactions involving:

i.	the sale of all or substantially all of the assets of the JV Company; or

ii.	the transfer of more than 50% of the voting power of the JV Company to a third party who is not an Affiliate of any existing shareholder.

c)	Procedure. The Dragging Shareholders shall deliver to the Dragged Shareholders a copy of the executed sale agreement and all material terms and conditions relating to the transaction. Completion of the sale by the Dragged Shareholders shall be conditional upon simultaneous completion by the Dragging Shareholders.

d)	Price Protection. The consideration payable to the Dragged Shareholders shall be in the same form and on substantially the same terms and conditions as that received by the Dragging Shareholders. If any Dragged Shareholder objects that the consideration is below Fair Market Value, the purchase price shall not be less than the Fair Market Value of the JV Company’s shares, as determined by an independent, internationally recognized valuation firm jointly appointed by the Parties (or, failing agreement, appointed by the Chairman of the DIFC Courts).

ARTICLE 7 – GOVERNING LAW AND DISPUTE RESOLUTION

This Agreement and any obligations arising out of or in connection with it will be governed by and construed in accordance with the laws of the Dubai International Financial Centre (DIFC). Disputes arising hereunder shall be resolved through binding arbitration administered by the Dubai International Arbitration Centre (DIAC) under its prevailing rules, with proceedings conducted in English at DIAC’s Dubai seat.

ARTICLE 8 - FORCE MAJEURE

8.1 Force Majeure Event means an event which adversely affects the business in UAE and other unforeseeable circumstances beyond the control of the Parties against which it would have been unreasonable for the affected party to take precautions and which the affected party cannot avoid even by using its best efforts and which in each case directly causes either party to be unable to comply with all or a material part of its obligations under this Agreement and any circumstance not within a party’s reasonable control including, without limitation:

a)	acts of God, flood, drought, earthquake or other natural disaster of overwhelming proportions;

b)	epidemic or pandemic, whether global or national;

c)	the occurrence of: an act of war (whether declared or not), hostilities, invasion, act of foreign enemies, terrorism or civil disorder, civil war, civil commotion or riots, war, threat of or preparation for war, armed conflict, imposition of sanctions, embargo, or breaking off of diplomatic relations;

d)	nuclear, chemical or biological contamination or sonic boom;

e)	collapse of buildings, fire, explosion, or accident; and

f)	any labour or trade dispute, strikes, industrial action or lockouts (other than in each case by the party seeking to rely on this clause, or companies in the same group as that party);

g)	changes in applicable laws and regulations that make it impossible or financially unviable for the JV Company to carry out the Authorized Business Activities.

8.2 The corresponding obligations of the other Parties under the Agreement and its’ time for performance of such obligations shall be extended, to the same extent as those of the Affected Party.

8.3 The Affected Party shall:

a)	as soon as reasonably practicable after the start of the Force Majeure Event but no later than 30 days from its start, notify the other Parties in writing of the Force Majeure Event along with reasonable proof of the Force Majeure Event, its nature, the date on which it started, its likely or potential duration, and the effect of the Force Majeure Event on its ability to perform any of its obligations under the agreement;

b)	use all reasonable endeavours to mitigate the effect of the Force Majeure Event on the performance of its obligations and shall use reasonable endeavours to continue to perform their obligations under this Agreement so far as reasonably practicable; and

c)	incur and bear its own losses arising out of or in relation to a Force Majeure event.

8.4 If the Force Majeure Event prevents, hinders, or delays the Affected Party’s performance of its obligations for a continuous period of more than 90 days the Party not affected by the Force Majeure Event may terminate this Agreement by giving thirty days’ written notice to the Affected Party.

ARTICLE 9 – GENERAL PROVISIONS

9.1 Due to the time pressure to finalize and sign this Agreement, certain detailed provisions are lacking in this Agreement. The Parties agree to work with each other, prior to the formation of the JV Company and thereafter, including through the JV Company management team, to identify and reach mutual agreement on these missing provisions. The Parties agree to do so in good faith and in an expeditious manner to maximize the successful establishment and operation of the JV Company. Amendments this Agreement require written approval and acceptance by both Parties.

9.2 Assignment Restrictions

Neither Party may assign, transfer, novate, subcontract, or otherwise dispose of any of its rights or obligations under this Agreement, whether in whole or in part, without the prior written consent of the other Parties, such consent not to be unreasonably withheld or delayed. Any purported assignment or transfer in violation of this clause shall be null and void.

This restriction shall not apply to an assignment or transfer to an Affiliate of the assigning Party, provided that such Affiliate remains under the direct or indirect control of the assigning Party and provides a written undertaking to the other Parties to be bound by the terms of this Agreement.

9.3 Warranties and Limitations of Liabilities

Each Party represents and warrants to the other Parties that, as of the Effective Date and continuing throughout the term of this Agreement:

a)	Authority – It is fully and legally authorized to enter into this Agreement. It is duly incorporated, validly existing, and in good standing under the laws of its jurisdiction of incorporation, and has full power and authority to enter into and perform its obligations under this Agreement.

b)	No Conflict – The execution, delivery, and performance of this Agreement have been duly authorized by all necessary corporate action and do not and will not conflict with or result in a breach of any other agreement, instrument, order, judgment, or law applicable to it.

c)	Compliance with Laws – It has complied, and will continue to comply, with all applicable laws, regulations, and permits required in connection with its obligations under this Agreement.

d)	Binding Obligation – This Agreement constitutes a legal, valid, and binding obligation, enforceable against it in accordance with its terms.

Neither Party shall be held liable to the other Party for indirect, consequential, or incidental damages, loss of business or profit, attorney fees or other legal costs and expenses, in connection with or as a result of entering into this Agreement or the implementation thereof.

ARTICLE 10 – SURVIVAL PERIOD

10.1 Survival of Obligations

The provisions of this Agreement which by their nature are intended to survive termination or expiration shall so survive, including without limitation:

●	Article 5 (Confidentiality),

●	Article 7 (Governing Law and Dispute Resolution),

●	and any rights or obligations accrued prior to termination.

Unless otherwise specified herein, such surviving provisions shall remain in full force and effect for a period of three (3) years following the date of termination or expiration of this Agreement.

ARTICLE 11 – CLOSING PRECEDENTS

11.1 The closing precedents include:

(a)	All Parties obtaining all requisite board and/or shareholder approvals (if applicable);

(b)	Obtaining all Regulatory Approvals, if applicable;

(c)	Execution of definitive transaction documents, including this Agreement, and service agreement with key suppliers, if applicable.

IN WITNESS WHEREOF, the Parties execute this Agreement by their duly authorized representatives:

Robo.ai Investments L.L.C.-FZ

By:	/s/ Benjamin Zhai
Name:	Benjamin Zhai
Title:	Chief Executive Officer

DaBoss.AI Inc.

By:	/s/ Haining Wu
Name:	Haining Wu
Title:	Chief Executive Officer